[Letterhead of Sutherland Asbill & Brennan LLP]

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

June 15, 2012

Via EDGAR

John Ganley, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Business Development Corporation of America Registration Statement on Form N-2

Dear Mr. Ganley:

On behalf of Business Development Corporation of America (“BDCA”), we are hereby electronically transmitting for filing under the Securities Act of 1933 (the “Securities Act”) Post-Effective Amendment No. 4 (the “Post-Effective Amendment”) to BDCA’s registration statement on Form N-2 (File No. 333-166636) (the “Registration Statement”). The Registration Statement relates to the continuous offering under Rule 415 of the Securities Act of up to 150,000,000 shares of common stock of BDCA.

BDCA respectfully requests that the staff of the Securities and Exchange Commission afford the Post-Effective Amendment selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Post-Effective Amendment is substantially similar to the disclosure contained in the Registration Statement, as initially declared effective on January 25, 2011, as amended most recently by Post-Effective Amendment No. 3 to the Registration Statement which was declared effective on November 4, 2011, except for (i) the updating of financial information and certain other data and (ii) the updating of information pertaining to BDCA as set forth in its periodic reports and prospectus supplements filed with the Commission.

We are providing clean and marked courtesy copies of the Post-Effective Amendment for your convenience. If you have any questions or comments regarding the Post-Effective Amendment, please do not hesitate to call me at (202) 383-0176 or Owen Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm